SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cadus Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

127639102
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 127639102

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
7,653,193

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
7,653,193

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,653,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.11%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 127639102

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
7,653,193

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
7,653,193

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,653,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.11%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 127639102

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
7,538,692

8           SHARED VOTING POWER
7,653,193

9           SOLE DISPOSITIVE POWER
7,538,692

10           SHARED DISPOSITIVE POWER
7,653,193

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,191,885

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.79%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 127639102

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,632,793

8           SHARED VOTING POWER
15,191,885

9           SOLE DISPOSITIVE POWER
2,632,793

10           SHARED DISPOSITIVE POWER
15,191,885

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,824,678

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.81%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on April 23, 2002 (as amended by Amendment No. 1 to Schedule 13D filed with Securities and Exchange Commission on March 12, 2009, the “Schedule 13D”) by High River Limited Partnership, a Delaware limited partnership (“High River”), Hopper Investments LLC, a Delaware limited liability company (“Hopper”), Barberry Corp., a Delaware corporation (“Barberry”) and Carl C. Icahn, a citizen of the United States of America (“Icahn”, and together with High River, Hopper and Barberry, the “Reporting Persons”), with respect to the shares of common stock, $0.01 par value (the “Shares”), of Cadus Corporation, a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended to add the following:

The aggregate purchase price of the Shares purchased by the Reporting Persons in the Rights Offering (as defined below) collectively was approximately $19.2 million (including commissions).  The source of funding for the purchase of the Shares in the Rights Offering was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 6, 2014, the Reporting Persons acquired an aggregate of 12,563,840 Shares, at a price per Share of $1.53, upon exercise of the basic subscription rights and oversubscription rights allocated to the Reporting Persons in the rights offering conducted by the Issuer, which expired on May 29, 2014 (the “Rights Offering”).

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a) Following the Rights Offering, the Reporting Persons are deemed to beneficially own, in the aggregate, 17,824,678 Shares, representing approximately 67.81% of the outstanding Shares (based upon: (i) the 13,144,040 Shares stated to be outstanding as of April 30, 2014 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 14, 2014 for the quarterly period ended March 31, 2014; plus (ii) the 13,144,040 Shares issued in connection with the Rights Offering).

(b) High River has sole voting power and sole dispositive power with regard to 7,653,193 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.  Barberry has sole voting power and sole dispositive power with respect to 7,538,692 Shares. Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares and sole voting power and sole dispositive power with regard to 2,632,793 Shares.

Each of Barberry, Hopper and Mr. Icahn, by virtue of their relationships to High River are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Mr. Icahn, by virtue of his relationship to Barberry is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly beneficially owns. Barberry and Hopper disclaim beneficial ownership of the Shares held by High River for all other purposes. Mr. Icahn disclaims beneficial ownership of the Shares held by High River and Barberry for all other purposes.

(c) Except as set forth above in Item 4, the Reporting Persons have not effected any transactions with respect to Shares during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2014

BARBERRY CORP.

By:           /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

HOPPER INVESTMENTS LLC

By:           Barberry Corp., its sole member

By:           /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:           HOPPER INVESTMENTS LLC, its general partner

By:           BARBERRY CORP., its sole member

By:           /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 2 to Schedule 13D – Cadus Corporation]